China Cord Blood Corporation Announces
Mandate for Share Repurchase Program

HONG KONG, China, September 15, 2010 - China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), the first and largest cord blood bank operator in China, today announced that its Board of Directors has authorized a share repurchase program which will allow the Company to buy up to $15 million worth of its ordinary shares before September 14, 2011.

The share repurchases can be made in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing.  The timing of purchases will be determined by the Company, which will base its decisions on stock price, corporate and regulatory requirements, capital availability and other market conditions.  The Company's Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly.  The Company plans to fund repurchases made under this program from its available cash balance, as well as cash from operations.  The program does not obligate the Company to acquire any particular amount of ordinary shares and may be commenced, suspended or discontinued at any time or from time to time in the Company's discretion without prior notice.

Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation, stated, “Our board of directors approved this share repurchase program to demonstrate our strong confidence in the Company’s long term growth potential.  We believe this program to be both an effective use of cash that will enhance shareholder value as well as a testament to our belief in the underlying strength of our Company.”

Audio Webcast

The Company will hold a teleconference at 9:30 p.m. ET on Wednesday, September 15, 2010 to give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the following link: http://investor.chinacordbloodcorp.com/playerlink.zhtml?c=206671&s=wm&e=3368686.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-866-586-2813 for US callers or +852-800-965808 for Hong Kong callers, access code: 11204994.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only seven licenses available as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968